Exhibit 97.1
MARATHON PETROLEUM CORPORATION
OFFICER COMPENSATION CLAWBACK POLICY
1. Purpose
The purpose of this Officer Compensation Clawback Policy (“Policy”) is to set forth the policy of Marathon Petroleum Corporation (the “Company”) on recouping compensation from certain of the Company’s officers and other designated individuals upon the occurrence of specified events. This Policy consolidates (a) in Section 4, certain specific recoupment provisions under the Company’s annual cash bonus and long-term incentive programs and (b) in Section 5, the requirements under Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and the listing standards and other rules and requirements (including Section 303A.14) of the New York Stock Exchange (the “Listing Standards”) (such requirements, the “NYSE Clawback Requirements”). The applicable provisions of this Policy implementing the NYSE Clawback Requirements are generally referred to as the “NYSE Clawback Provisions.”
Notwithstanding anything in this Policy to the contrary, this Policy is at all times subject to interpretation and operation in accordance with the final rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”), Rule 10D-1, the Listing Standards, and any applicable SEC or New York Stock Exchange guidance or interpretations issued from time to time regarding the NYSE Clawback Requirements (collectively, the “Final Requirements”). To the extent this Policy is in any manner deemed inconsistent with such Final Requirements, this Policy shall be treated as retroactively amended to be compliant with such Final Requirements.
2. Administration
Except as specifically set forth herein, but subject to the Final Requirements, this Policy shall be administered by the Compensation and Organization Development Committee (the “Committee”) of the Company’s Board of Directors (the “Board”). The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy, including the authority to correct any defect, supply any omission or reconcile any ambiguity, inconsistency or conflict in this Policy, subject to the Final Requirements. Any determinations made by the Committee under the terms of the Policy shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Committee is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority, subject to the Final Requirements. Subject to any limitation of applicable law, the Committee may authorize and empower any officer or employee of the Company or its subsidiaries to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee). Questions regarding this Policy should be directed to the Company’s General Counsel.
3. Definitions
As used in this Policy, the following additional terms shall have the meanings herein specified:

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
“Annual Cash Bonus” means each cash bonus amount awarded under the Company’s Annual Cash Bonus program (or any applicable successor program(s)).
“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year end that comprises a period of at least nine (but no more than 12) months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board or the Audit Committee concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
“Covered Officer” means (a) all current and former Executive Officers and (b) any other current or former employee of the Company or any of its subsidiaries who, due to the nature of his or her role or responsibilities, the Committee has deemed a “Designated Position” or an “Executive Resource.”
“Effective Date” means October 2, 2023.
“Erroneously Awarded Compensation” has the meaning set forth in Section 5.2 of this Policy.
“Executive Officer” has the meaning set forth in Rule 10D-1.
“Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios; earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures; return measures; earnings measures; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.
“Forfeiture Event” has the meaning set forth in Section 4.1 of this Policy.
“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of clarity,

Incentive-Based Compensation includes compensation that is in any plan, other than tax-qualified retirement plans, including long term disability, life insurance, and supplemental executive retirement plans, and any other compensation that is based on such Incentive-Based Compensation, such as earnings accrued on notional amounts of Incentive-Based Compensation contributed to such plans.
“LTI Awards” means awards, other than the Annual Cash Bonus, granted under the Marathon Petroleum Corporation 2021 Incentive Compensation Plan and any successor plan(s) or alternative arrangements, including without limitation: stock options, stock appreciation rights, restricted stock, restricted stock units, shares and other share-based awards, performance-based awards of cash, shares or units, and other rights, interests or options relating to shares or other property (including cash).
4. Recoupment of Compensation upon Occurrence of a Forfeiture Event
4.1    Forfeiture Event. A “Forfeiture Event” with respect to a Covered Officer occurs if:
(a)    The Company is required to prepare an Accounting Restatement as a result of misconduct, and the Committee determines that (i) such Covered Officer knowingly engaged in the misconduct, (ii) such Covered Officer was grossly negligent with respect to such misconduct, or (iii) such Covered Officer knowingly or grossly negligently failed to prevent the misconduct; or
(b)    The Committee concludes that such Covered Officer engaged in fraud, embezzlement or other similar misconduct materially detrimental to the Company; or
(c)    The Committee concludes that such Covered Officer engaged in an intentional act of misconduct that has caused, or might reasonably be expected to cause, reputational harm that results in a material financial impact to the Company. The determination of what constitutes such reputational harm and material financial impact, and whether an action has caused or might reasonably be expected to cause such, shall be made in the Committee’s sole discretion.
4.2    Compensation Covered. This Section 4 applies to (a) each Annual Cash Bonus paid on or after the Effective Date to an individual who is a Covered Officer on the last day of the performance year for such Annual Cash Bonus and (b) each LTI Award granted on or after the Effective Date to an individual who is a Covered Officer on the date of grant.
4.3    Recoupment of Annual Cash Bonus. Upon the occurrence of a Forfeiture Event with respect to such Covered Officer, the Committee may, but is not obligated to, require that such Covered Officer pay to the Company an amount up to the sum of all Annual Cash Bonus amounts paid to the Covered Officer for each performance year during which the misconduct occurred.
4.4    Recoupment of LTI Awards. Upon the occurrence of a Forfeiture Event with respect to such Covered Officer, the Committee may, but is not obligated to, require recoupment from such Covered Officer of an amount up to the sum of all LTI Awards granted to, held by, earned by, or settled with respect to, such Covered Officer during the fiscal year the misconduct occurred. The Committee may effect this recoupment using any or all of the following methods, or any other methods, as it deems appropriate in its sole discretion:
(a)    In the case of unsettled LTI Awards, cause some or all of such LTI Awards to be forfeited by such Covered Officer;

(b)    In the case of LTI Awards previously settled in cash, require that such Covered Officer pay to the Company an amount up to (but not in excess of) the amount paid in such settlements; and
(c)    In the case of LTI Awards previously settled in shares or units, require that such Covered Officer pay to the Company an amount up to (but not in excess of) the lesser of (i) the value of such previously settled LTI Awards as of the date such awards were settled or (ii) the value of such previously settled LTI Awards as of the last trading day prior to the date on which the Company makes a demand for payment.
4.5    Timing of Recoupment. Unless otherwise determined by the Committee, any amount payable by such Covered Officer under this Section 4 shall be paid by such Covered Officer within 60 days of receipt from the Company of written notice requiring payment.
4.6    Effect of Change in Control. Notwithstanding the foregoing, this Section 4 shall not apply to any Covered Officer following the effective time of a Change in Control of the Company (as defined in the Marathon Petroleum Corporation Amended and Restated Executive Change in Control Severance Benefits Plan, or any successor plan(s), program(s) or arrangement(s)).
5. NYSE Clawback Provisions
5.1    Accounting Restatement. Notwithstanding Section 4 of this Policy, and subject to Section 5.5 of this Policy, in the event the Company is required to prepare an Accounting Restatement, the Company shall, reasonably promptly, recoup the amount of any Erroneously Awarded Compensation Received by each Executive Officer during the Applicable Period.
5.2    Compensation Covered. This Section 5 applies to Incentive-Based Compensation Received by an Executive Officer on or after the Effective Date (a) after beginning services as an Executive Officer, (b) if that person served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation, and (c) while the Company had a class of securities listed on a national securities exchange or national securities association. Incentive-Based Compensation is “Received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.
5.3    Determination of Erroneously Awarded Compensation.
(a)    The amount of “Erroneously Awarded Compensation” subject to recovery under this Section 5 is the amount of Incentive-Based Compensation Received by the Executive Officer during the Applicable Period that exceeds the amount of Incentive-Based Compensation that would have been Received by the Executive Officer during such Applicable Period had it been determined based on the restated amounts.
(b)    Erroneously Awarded Compensation shall be computed without regard to any taxes paid.
(c)    With respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.
(d)    For Incentive-Based Compensation based on stock price or TSR: (i) the amount of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange.
5.4    Timing and Method of Recoupment. Subject to the Final Requirements, the Committee shall determine, in its sole discretion, the timing and method for reasonably promptly recouping Erroneously Awarded Compensation hereunder, which methods may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (d) any other method authorized by applicable law or contract. Subject to the Final Requirements and compliance with any applicable law, the Company may affect recovery under this Policy from any amount otherwise payable to the Executive Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Executive Officer.
5.5    Recoupment Required; Exclusions. The Company is required pursuant to this Policy to recoup Erroneously Awarded Compensation from an Executive Officer in compliance with this Policy unless the Committee has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:
(a)    The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation from such Executive Officer for this reason, the Committee must make a reasonable attempt to recover such Erroneously Awarded Compensation from such Executive Officer, document such reasonable attempt(s) to recover and provide that documentation to the New York Stock Exchange;
(b)    Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation from such Executive Officer for this reason, the Company must satisfy the applicable opinion and disclosure requirements of the Final Requirements; or
(c)    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. For purposes of clarity, this reason only applies to tax-qualified retirement plans and does not apply to other plans, including long term disability, life insurance, and supplemental executive retirement plans, or any other compensation that is based on Incentive-Based Compensation in such plans, such as earnings accrued on notional amounts of Incentive-Based Compensation contributed to such plans.
5.6    No Indemnification of Executive Officers. Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer that may be interpreted to the contrary, or otherwise, the Company shall not indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of insurance purchased by any Executive Officer to fund potential clawback obligations under this Policy.
6. Indemnification of Committee and Board
Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and, subject to the Final Requirements, shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. Subject to the Final Requirements, the foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
7. Amendment; Termination
The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed, all subject to the Final Requirements.
8. Other Recoupment Rights, Terms and Conditions
8.1    Additional Rights. The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, bonus plan, incentive compensation plan, long-term incentive award agreement, or similar agreement and any other legal remedies available to the Company.
8.2    Relationship of this Policy to Prior Clawback Policy. The clawback provisions under Section 4 of this Policy represent an amendment, restatement and continuation of the Company’s clawback policies and provisions in effect prior to the Effective Date and applicable under certain circumstances described therein (the “Prior Clawback Policy”). This Policy continues, uninterrupted, but as modified hereby, the Prior Clawback Policy. For purposes of clarification, to the extent any compensation or other amounts or Executive Officers are covered by or subject to the NYSE Clawback Provisions by this Policy’s terms, Section 4 of this Policy will operate only after, and as a supplement to (as opposed to superseding and/or replacing), the NYSE Clawback Provisions regarding such compensation or other amounts or Executive Officers.
8.3    Not Intended to Limit Other Claims. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Officer arising out of or resulting from any actions or omissions by such Covered Officer.
8.4    No Duplicative Recovery. To the extent that recovery of Erroneously Awarded Compensation is achieved under the NYSE Clawback Provisions of this Policy (or otherwise under the Final Requirements), then the Committee will credit the amount an applicable Executive Officer has already reimbursed the

Company against the amount subject to recovery under the remainder of this Policy. Also, to the extent that recovery of compensation or other amounts is achieved under 15 U.S.C. 7243 (Section 304 of the Sarbanes-Oxley Act of 2002), then the Committee will credit the amount an applicable Covered Officer has already reimbursed the Company against the amount subject to recovery under Section 4 of this Policy.
9. Successors
This Policy shall be binding and enforceable against all Covered Officers and Executive Officers and their respective beneficiaries, heirs, executors, administrators or other legal representatives.
10. Exhibit Filing Requirement; Other Disclosure Requirements
A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K. Otherwise, this Policy, and any recovery of compensation or other amounts by the Company pursuant to this Policy that is required to be disclosed in the Company’s filings with the SEC, will be disclosed as required by the Securities Act of 1933, as amended, the Exchange Act, and related rules and regulations, including the Final Requirements.